Exhibit 12

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by combined fixed charges and preferred stock dividend requirements, respectively. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Stock”), on November 21, 2008, we had had no preferred shares outstanding during the period presented. The Series A Preferred Stock was redeemed on May 27, 2009. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2006, 2007 and 2010. Our consolidated ratios for the periods indicated are as follows (amounts in thousands):

	Six months ended June 30,		Years ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income before taxes	$85,776	$76,409	$212,410	$120,053	$133,402	$125,023	$139,392
Fixed charges	87,469	73,274	153,739	128,725	174,661	200,727	171,249

Earnings, including interest on deposits	173,245	149,683	366,149	248,778	308,063	325,750	310,641
Less interest on deposits	36,945	35,081	71,150	73,551	118,683	159,371	132,185

Earnings, excluding interest on deposits	$136,300	$114,602	$294,999	$175,227	$189,380	$166,379	$178,456

Fixed charges:
Interest on deposits	$36,945	$35,081	$71,150	$73,551	$118,683	$159,371	$132,185
Interest on borrowings	46,004	35,624	76,684	52,807	53,878	39,223	37,164
Estimated interest component of rent expense	4,520	2,569	5,905	2,367	2,100	2,133	1,900

Fixed charges, including interest on deposits	87,469	73,274	153,739	128,725	174,661	200,727	171,249
Less interest on deposits	36,945	35,081	71,150	73,551	118,683	159,371	132,185

Fixed charges, excluding interest on deposits	50,524	38,193	82,589	55,174	55,978	41,356	39,064
Preferred stock dividend requirements	—	—	—	20,035	1,969	—	—

Combined fixed charges and preferred stock dividend requirements	$50,524	$38,193	$82,589	$75,209	$57,947	$41,356	$39,064

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.70	3.00	3.57	3.18	3.38	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.93	1.76	1.62	1.81
Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	2.70	3.00	3.57	2.06	3.23	4.02	4.57
Including interest on deposits	1.98	2.04	2.38	1.54	1.73	1.62	1.81